SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 27, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on April 27, 2023, has approved the following matters in relation to the election, at the Company’s Annual General Meeting of Shareholders, of the new Board which will perform the role for the 2023-2026 period:

1.	Election of Mr. Luis Romero Belismelis as the Chairman of the Board and Mr. Raimundo Morales Dasso as the Vice-Chairman of the Board of Credicorp.

2.	Designation of the following directors as members of the Audit Committee:
•	Patricia Lizárraga Guthertz (Chair and Financial Expert)
•	María Teresa Aranzábal Harreguy
•	Nuria Aliño Pérez

Mr. Raimundo Morales Dasso will act as advisor to the Audit Committee.

3.	Designation of the following directors as members of the Risk Committee:
•	Pedro Rubio Feijóo (Chair)
•	Alexandre Gouvêa
•	Nuria Aliño Pérez
•	Luis Romero Belismelis
•	Raimundo Morales Dasso

4.	Designation of the following directors as members of the Compensation and Nominations Committee:
•	Alexandre Gouvêa (Chair)
•	María Teresa Aranzábal Harreguy
•	Antonio Abruña Puyol
•	Luis Romero Belismelis
•	Raimundo Morales Dasso

5.	Designation of the following directors as members of the Sustainability Committee:
•	María Teresa Aranzábal Harreguy (Chair)
•	Antonio Abruña Puyol
•	Pedro Rubio Feijóo
•	Patricia Lizárraga Guthertz
•	Leslie Pierce Diez-Canseco

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative